Exhibit 23-1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S‑8 (Nos. 033-61461 and 333-133013) of Astec Industries, Inc. of our report dated June 23, 2014 with respect to the statement of net assets available for benefits of Astec Industries, Inc. 401(k) Retirement Plan as of December 31, 2013, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of Astec Industries, Inc. 401(k) Retirement Plan.

/s/ Lattimore Black Morgan & Cain, PC

Chattanooga, Tennessee
June 23, 2014